SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 10, 2019

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications updates that S.B. Israel Telecom Ltd. has filed a 13-D report

PARTNER COMMUNICATIONS UPDATES THAT S.B. ISRAEL
TELECOM LTD. HAS FILED A 13-D REPORT

ROSH HA'AYIN, Israel, November 10, 2019 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, informs its shareholders that S.B. Israel Telecom Ltd. ("S.B. Israel"), holder of 30.38% of the Company's outstanding shares, issued the following statement on November 8, 2019:

As previously disclosed, S.B. Israel and its controlling affiliates have been in discussion with the lenders under the Notes regarding the terms of the Notes. On November 8, 2019, S.B. Israel delivered an Event of Default Notice (the “Default Notice”) to Advent and the Trustee under the Notes, providing notice pursuant to Section 4(g)(i) of the Amended and Restated Terms and Conditions dated January 29, 2013 (the “Note Terms”), that it is not expected to have the ability to repay the debt evidenced by the Notes on the Final Maturity Date, January 29, 2020. Accordingly, S.B. Israel acknowledged that the Default Notice constitutes an Event of Default pursuant to Section 9(c)(i) of the Note Terms. Additionally, for the sake of good order, on November 8, 2019, S.B. Israel notified The Ministry of Communications of Israel of the Default Notice and that such Default Notice may result in the filing of an application to appoint a receiver over the Ordinary Shares pledged by S.B. Israel to Advent to secure the Reporting Persons’ obligations arising under the Notes (the “Pledged Shares”) (in light of the occurrence of an Event of Default). The realization of the pledge over the Pledged Shares is subject to the prior written consent of the Minister of Communications of the State of Israel.

The link to the statement filed by S.B. Israel with the U.S. Securities and Exchange Commission is https://www.sec.gov/Archives/edgar/data/1096691/000119312519287944/d829382dsc13da.htm.

The Company is reviewing and assessing the report and its potential implications for the Company.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 Email: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: November 10, 2019